99 CENT STUFF LETTERHEAD

                                 October 7, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: George F. Ohsiek, Jr.

                                    Re: 99 Cent Stuff Inc.  File No. 0-50581
                                        ------------------------------------

Ladies and Gentlemen:

         This letter is written in response to the letter dated August 29, 2005 pursuant to which the staff provided comments to the Form 10-K for the Fiscal Year Ended December 31, 2004 ("10-K") and the Form 10-Q for the Fiscal Quarter Ended March 31, 2005 ("10-Q") for 99 Cent Stuff Inc. (the "Company"). For your convenience, the responses are keyed to the comments.

General
-------

1. The comment letter sought certain declarations from the Company. Accordingly, we hereby declare and note the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Consolidated Statements of Operations
-------------------------------------

2. Since Mr. Zimmerman founded the Company in 1999, he has never been paid a salary, but has only received medical benefits and reimbursement of medical expenses. After careful consideration of the Company's cost structure, financial performance and relevant accounting guidelines, the Company has determined that the fair value of Mr. Zimmerman's services that are not otherwise compensated through other fees are approximately $150,000 per year, which would make him the highest compensated officer (the compensation of the chief financial officer, the next highest paid employee, was $132,789 in 2004). Given that he receives medical benefits and reimbursements of approximately $50,000 (which have previously been recorded and noted as compensation expense), the Company has determined that the additional value of his contributed services is $100,000. The amount is based on both the Company's salary structure and the compensation of other companies with similar financial performance.

         The Company has recorded an expense of $50,000 during the quarter ending September 30, 2005 for the first six months of 2005 as well as an expense of $25,000 during the quarter for compensation for the quarter ended September 30, 2005. A similar $25,000 charge will be recorded in the quarter ending December 31, 2005. In future filings, the Company will disclose these amounts in Management's Discussion and Analysis. The Company will in the future re-evaluate the amount of the deemed compensation to the extent that cash consideration is not paid.

         As the Company's loss was $2.8 million for the six months ended June 30, 2005, $3.5 million in 2004 and $3.7 million in 2003, it does not believe that the additional $100,000 expense ($50,000 for the 2005 period) would be material and that no restatement is warranted, as there is little effect to the balance sheet or statement of operations.

Form 10-Q for Fiscal Quarter Ended June 30, 2005
------------------------------------------------

Item 4. Controls and Procedures
-------------------------------

3. In response to this comment, commencing with the 10-Q for the quarter ended September 30, 2005 and in all future filings, the Company will clarify whether the officers concluded that the disclosure controls and procedures were also effective to insure that information required to be disclosed in the Exchange Act reports has been accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding timely disclosure.

4. In response to this comment, in all future filings, the disclosure will be revised to identify any changes in the internal control over financial reporting that occurred during the period covered by the report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

         Please contact me with any further questions.

                                            Very truly yours,

                                            /s/ Barry Bilmes

                                            Barry Bilmes,
                                            Chief Financial Officer

Cc:      Daszkal Bolton LLP
         Sachs Sax Klein